Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Axcelis Technologies, Inc.’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
(dollars in thousands)	2008	2009	2010	2011	2012	2013

Net income (loss) from operations	$(186,837)	$(69,434)	$(13,367)	$7,132	$(30,938)	$(15,662)
Fixed charges:
Interest expense	$6,744	$1,676	—	—	—	$308
Interest portion of rental expense under operating leases	$449	$371	$312	$196	$183	$124
Total fixed charges	$7,193	$2,047	$312	$196	$183	$432
Earnings	$(179,645)	$(67,388)	$(13,055)	$7,328	$(30,755)	$(15,230)
Ratio of earnings to fixed charges(A)	(B)	(B)	(B)	37.4	(B)	(B)

(A)       The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For purposes of this ratio, earnings is defined as net income (loss) from continuing operations plus fixed charges.  “Fixed charges” means the sum of interest expense and an estimate of the interest portion of rental expense under operating leases.  Interest expense on uncertain tax positions is included in the Ratio of Earnings to Fixed Charges.

(B)       For the years ended December 31, 2008, 2009, 2010 and 2012, earnings were insufficient to cover fixed charges and therefore our coverage deficiency was $179.6 million, $67.4 million, $13.1 million and $30.8 million, respectively.  For the nine month period ended September 30, 2013, earnings were insufficient to cover fixed charges and therefore our coverage deficiency was $15.2 million.